Exhibit 99.2

BRIACELL THERAPEUTICS CORP.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of shareholders of BriaCell Therapeutics Corp. (the “Company”) held virtually via teleconference on January 18, 2022 (the “Meeting”). Each of the matters is described in greater detail in the Company’s management information circular dated December 20, 2021 (the “Circular”).

1. Election of Directors.

Each of the nominees set for in the Circular were elected as directors to serve until the next annual meeting of shareholders, or until their respective successors are elected or appointed. The following table sets forth the vote of the shareholders at the Meeting with respect to the election of directors:

	For		Withheld
Nominee	Actual	Percentage	Actual	Percentage
Dr. William V. Williams	2,286,353	97.68%	54,346	2.32%
Mr. Jamieson Bondarenko	2,286,214	97.67%	54,485	2.33%
Mr. Marc Lustig	2,285,435	97.64%	55,263	2.36%
Dr. Rebecca Taub	2,327,126	99.42%	13,573	0.58%
Mr. Vaughn C. Embro-Pantalony	2,285,426	97.64%	55,273	2.36%
Mr. Martin Schmieg	2,326,345	99.39%	14,353	0.61%
Dr. Jane Gross	2,327,674	99.44%	13,024	0.56%

2. Appointment of MNP LLP.

The Company’s shareholders approved the appointment of MNP LLP as auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at such remuneration as may be fixed by the directors of the Company. The following table sets forth the vote of the shareholders at the Meeting with respect to the appointment of MNP LLP:

For		Withheld
Actual	Percentage	Actual	Percentage
2,322,712	99.23%	17,986	0.77%

3. Renewal of the Stock Option Plan

The Company’s shareholders approved the renewal of the Company’s Stock Option Plan adopted on November 25, 2014 (the “Stock Option Plan”). The following table sets forth the vote of the shareholders at the Meeting with respect to the approval of the renewal of the Stock Option Plan:

For		Against
Actual	Percentage	Actual	Percentage
2,256,743	96.41%	83,955	3.59%

4. Adoption of Amendment to the Authorized Share Structure and Articles of the Company

The Company’s shareholders approved an amendment to the authorized share structure and articles of the Company to create a new class of shares (the “New Shares”) and to vary the rights and restrictions attached to the common shares to reflect the creation of the New Shares. The following table sets forth the vote of the shareholders at the Meeting with respect to the approval of the amendment to the authorized share structure and articles of the Company:

For		Against
Actual	Percentage	Actual	Percentage
2,215,298	94.64%	125,401	5.36%

Date: January 18, 2022